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Exhibit 12.1

	Year Ended December 31,
						Nine Months Ended September 30, 2003
	1998	1999	2000	2001	2002
	(in thousands)
Fixed Charges Computation:
Preferred stock dividend	$—	$—	$14,382	$8,563	$2,344	$297
Interest expense, including amortization of debt issuance costs, on convertible debt	—	—	—	—	—	344

Total fixed charges and preferred dividends	—	—	14,382	8,563	2,344	641
Earnings Computation:
(Loss) profit before equity in income of investee	(114,426)	(1,063,444)	(329,527)	(16,417)	(22,659)	5,298
Add:
Fixed charges and preferred dividends	—	—	14,382	8,563	2,344	641

Earnings as adjusted	$(114,426)	$(1,063,444)	$(315,145)	$(7,854)	$(20,315)	$5,938

Ratio of earning to fixed charges	N/A	N/A	N/A	N/A	N/A	17.3	x
Ratio of earning to fixed charges and preferred dividends (a)	N/A	N/A	N/A	N/A	N/A	9.3	x

(a)
For the years ended December 31, 2000, 2001 and 2002 earnings were not sufficient to cover fixed charges plus preferred dividends by approximately $329.5 million, $16.4 million and $22.7 million, respectively.

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  Exhibit 12.1